[Letterhead of Locke Lord LLP]

November 22, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Roger Schwall

Dear Mr. Schwall:

On behalf of American Midstream Partners, LP, a Delaware limited partnership (the “Company”), this letter informs the staff (the “Staff”) of the Securities and Exchange Commission that the Company has filed on this date a registration statement on Form S-4 (the “Form S-4”) for the purpose of registering limited partner interests to be issued in connection with the Agreement and Plan of Merger entered into on October 23, 2016 between, among others, the Company and JP Energy Partners LP, a Delaware limited partnership (“JPE”) (the “Merger”).

The Company acknowledges that pro forma financial information required by Regulation S-X Article 11 with respect to the Merger included in the Form S-4 is incomplete as certain information is still being prepared, although the format of the tables and the narrative are included in the Form S-4. The Company represents that it will file as promptly as feasible the information required by Regulation S-X Article 11 pursuant to an amendment to the Form S-4. The Company also acknowledges that the Staff will need sufficient time to review such pro forma financial information when it is filed.

Should you have any questions, please contact me at 713-226-1496.

Sincerely,

/s/ David Taylor

David Taylor

cc:	Regina Gregory, American Midstream